Exhibit 99.1

Azure Power Announces Results for Third Quarter Fiscal 2022

Ebene, February 25, 2022: Azure Power Global Limited (NYSE: AZRE), a leading independent renewable power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the third quarter of fiscal 2022, ended December 31, 2021.

Operating Highlights:

•

Megawatts (“MWs”) Operating* were 2,523 MWs, as of December 31, 2021, an increase of 37% over December 31, 2020. Operating, Contracted & Awarded MWs* were 7,425 MWs, as of December 31, 2021.

Contracted & Awarded megawatts included 1,537 MWs for which we had received Letters of Award (“LOA”), but the Power Purchase Agreements (“PPAs”) had not been signed as of December 31, 2021.

•	Operating revenues for the quarter ended December 31, 2021, were INR 4,480 million (US$ 60.2 million), an increase of 27% over the quarter ended December 31, 2020.
•

Net loss for the quarter ended December 31, 2021, was INR 610 million (US$ 8.2 million) against the net loss of INR 1,088 million for the quarter ended December 31, 2020. The decrease in loss in current quarter was primarily due to additional revenue from customers, reversal of stock appreciation rights (SARs) expense, offset by an increase in interest and tax expense. (Refer the detailed explanation in the Net loss/(profit) section below)

•

Adjusted EBITDA for the quarter ended December 31, 2021, was INR 3,935 million (US$ 52.9 million), an increase of 152% over the quarter ended December 31, 2020. The increase was primarily due to additional revenue from new projects, revenue from customers and reversal of stock appreciation rights (SARs) expense during the quarter ended December 31, 2021.

•

Non-GAAP Cash Flow to Equity (“CFe”) from operating assets for the quarter ended December 31, 2021, was INR 1,941 million (US$ 26.1 million), an increase of 58% over the quarter ended December 31, 2020. The increase was primarily due to projects which were commissioned after the quarter ended December 31, 2020, and incremental revenue from customers.

*Megawatts Operating and Megawatts Operating, Contracted & Awarded exclude the Rooftop portfolio, for which we entered into an agreement to sell in April 2021. We excluded 153 MWs from our Operating, Contracted & Awarded portfolio as of December 31, 2021, and the prior comparative period. We excluded 153 MWs from our Operating portfolio as of December 31, 2021, and 147 MWs from prior comparable period. The exclusion from prior period is for the purpose of comparison with current period, however we continue to consolidate these assets as of December 31, 2021.

Key Operating Metrics

Electricity generation during the quarter and nine-months ended December 31, 2021, was 1,068 million kWh and 3,181 million kWh, respectively, an increase of 284 million kWh or 36%, over the quarter ended December 31, 2020, and an increase of 744 million kWh or 31%, over the nine months ended December 31, 2020. The increase in electricity generation was principally a result of an additional 689 MWs of AC (805 MWs DC) operating capacity, including our Rooftop portfolio commissioned since December 31, 2020.

Our Plant Load Factor (“PLF”) for the quarter and nine months ended December 31, 2021, was 19.6% and 21.1%, compared to 19.3% and 20.1%, respectively, for the same comparable periods in 2020, which increased principally due to the addition of AC and DC capacity and improved performance by our plants, including Rooftop portfolio. Our Plant Load Factor (“PLF”), excluding rooftop portfolio, for the quarter and nine months ended December 31, 2021, was 20.5% and 22.0% respectively.

We commissioned 313 MWs AC during the three months ended December 31, 2021, and 533 MWs AC during the nine months ended December 31, 2021, against 153 MWs AC (236 MWs DC) during the comparative three months and 179 MWs AC (264 MWs DC) during the nine months ended December 31, 2020.

Project cost per megawatt operating (megawatt capacity per the PPA or AC) consists of costs incurred for one megawatt of newly commissioned solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the nine months ended December 31, 2021, was INR 33.9 million (US$ 0.46 million), compared to INR 31.2 million for the nine months ended December 31, 2020. The project cost per megawatt (AC) operating for the nine months ended December 31, 2021, was INR 35.9 million (US$ 0.48 million), compared to INR 45.0 million, for the nine months ended December 31, 2020. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt for the nine months ended December 31, 2021, would have been lower by approximately INR 2.0 million (US$ 0.03 million) and INR

2.1 million (US$ 0.03 million), respectively, and for the nine months ended December 31, 2020, the DC and the AC costs per megawatt would have been lower by approximately INR 2.6 million and INR 2.7 million, respectively

Megawatts Operating and Megawatts Contracted & Awarded

We measure the rated capacity of our plants in megawatts. Rated capacity is the expected maximum output that a solar power plant can produce without exceeding its design limits. We believe that tracking the growth in aggregate megawatt rated capacity is a measure of the growth rate of our business.

“Megawatts Operating” represents the aggregate cumulative megawatts rated capacity of solar power plants that are commissioned and operational as of the reporting date.

“Megawatts Contracted & Awarded” represents the aggregate megawatt rated capacity of solar power plants pursuant to customer PPAs signed, allotted or won in an auction but not commissioned and operational as of the reporting date.

As of December 31, 2021, our Operating, Contracted & Awarded megawatts were 7,425 MWs. Contracted & Awarded megawatts included 1,537 MWs for which we had received LOAs but the PPAs had not been signed as of December 31, 2021. There was an increase of 470 MWs compared to prior comparable period. The Company has received letter of awards (LOA), for its first 120 MWs wind project and 150 MWs solar – wind hybrid project from Solar Energy Corporation of India (SECI) and 200 MWs solar – wind hybrid project from Maharashtra State Electricity Distribution Company Limited (MSEDCL). During the quarter, we signed PPAs for 600 MWs and 2,333 MWs with SECI at a fixed tariff of INR 2.54 per kWh and INR 2.42 per kWh, respectively, for supply power for 25 years, as a part of 4,000 MWs manufacturing linked projects.

Nominal Contracted Payments for Projects with PPAs

Our PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, we include those PPAs for projects that are Operating, Contracted & Awarded, unless specified.

The following table sets forth, with respect to our PPAs as referred above, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of December 31,
	2020	2021
	INR	INR	US$
Nominal contracted payments for projects with PPAs (in millions)	511,781	956,236	12,854.4
Total estimated energy output (kWh in millions)	150,174	337,648

The increase in Nominal Contracted Payments and total estimated energy output as of December 31, 2021, as compared to December 31, 2020, is due to inclusion of 2,933 MWs for which PPAs are signed during the quarter, partially offset by exclusion of our Rooftop portfolio, which we have agreed to sell during the fiscal year and the impact of current period revenue realised.

Our nominal contracted payments are not impacted for the delays in construction due to COVID-19, as revenues from our PPAs start on the date of commissioning of the project.

Portfolio Revenue Run-Rate for Projects with PPAs

Portfolio revenue run-rate for projects with PPAs equals annualized payments from customers extrapolated based on the Operating, Contracted & Awarded capacity as of the reporting dates. In estimating the portfolio revenue run-rate, we multiply the PPA contract per kWh by the estimated annual energy output for all Operating, Contracted & Awarded solar projects as of the reporting date. The estimated annual energy output of our solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to our PPAs as referred above, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of December 31,
	2020	2021
	INR	INR	US$
Portfolio revenue run-rate for projects with PPAs (in millions)	23,817	43,234	581.2
Estimated annual energy output (kWh in millions)	6,772	14,949

The increase in portfolio revenue run-rate as of December 31, 2021, as compared to December 31, 2020, is primarily due to inclusion of 2,933 MWs for which PPAs are signed during the quarter, partially offset by the exclusion of our Rooftop portfolio, which we have agreed to sell during the current fiscal year.

Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended December 31, 2021, were INR 4,480 million (US$ 60.2 million), an increase of 27% from INR 3,521 million in the quarter ended December 31, 2020. This increase was mainly driven by revenue generated from projects which were commissioned after the quarter ended December 31, 2020, and incremental revenue from sale of carbon credits in the quarter ended December 31, 2021.

Further the operating revenue for quarter ended December 31, 2021, includes INR 104 million (US$ 1.4 million) relating to Rooftop portfolio of 153 MWs (AC), for which Company has entered into an agreement to sell during April 2021.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended December 31, 2021, increased by 27% to INR 388 million (US$ 5.2 million) from INR 306 million in the quarter ended December 31, 2020. The increase in the cost of operations was primarily due to increase in operational expenses from project commissioned after the quarter ended December 31, 2020.

The cost of operations per megawatt during the quarter ended December 31, 2021, was INR 0.16 million (~US$ 2,100), which is same as comparable period ended December 31, 2020.

General and Administrative Expenses

General and administrative expenses for the quarter ended December 31, 2021, were INR 157 million (US$ 2.1 million), a decline of INR 1,495 million (US$ 20.1 million) compared to the quarter ended December 31, 2020. The decrease in general and administrative expense in the current quarter was primarily due to reversal of stock appreciation rights (SARs) expense by INR 212 million (US$ 2.9 million) as compared to expense of INR 1,318 million in comparative quarter.

As of December 31, 2021, 1,875,000 SARs were outstanding of which 1,682,500 SARs are not exercisable until 2024 on which we will not incur any cash payments until that time. Also refer statement of beneficial ownership of our key managerial personnel, for details.

Depreciation and Amortization

Depreciation and amortization during the quarter ended December 31, 2021, increased by INR 139 million (US$ 1.9 million), or 17%, to INR 935 million compared to the quarter ended December 31, 2020. The increase primarily relates to the projects commissioned since period ended December 31, 2020.

Impairment loss

The Company recognized an impairment provision of INR 151 million (US$ 2.0 million) during the quarter ended December 31, 2021, primarily due to potential working capital adjustments and change in fair valuations amounting, in relation to the sale of 153 MWs of Rooftop portfolio, pursuant to the agreement to sell with Radiance Renewables Private Limited (“Radiance”). The impairment loss includes the charge for change in fair valuation, which is fully offset by the revenue and expenses recognized in the profit and loss account, related to rooftop portfolio.

Interest Expense, Net

Net interest expense during the quarter ended December 31, 2021, increased by INR 627 million (US$ 8.4 million), or 31% compared to the quarter ended December 31, 2020, to INR 2,623 million (US$ 35.2 million). The increase is primarily due to an increase in interest expense of INR 707 million (US$ 9.5 million) on borrowings related to projects commissioned after quarter ended December 31, 2020, partially offset by lower interest cost in operational projects due to refinancing and interest reset.

Gain on Foreign Currency Exchange

The INR depreciated against the US$ by INR 0.05 (or 0.06%) for every US$ 1.00 during the quarter from September 30, 2021, to December 31, 2021. During the quarter ended December 31, 2021, we have reported a gain of INR 26 million (US$ 0.3 million) on foreign exchange as compared to a gain of INR Nil, during the quarter ended December 31, 2020.

Other Expenses/ (Income), Net

Other expenses (net), primarily consists of income from current investments and other incidental expense. During the quarter ended December 31, 2021, we have reported other expense (net) of INR 14 million (US$ 0.2 million) as compared to INR 9 million, during the quarter ended December 31, 2020.

Income Tax Expense/ (Benefit)

Income tax expense during the quarter ended December 31, 2021, was INR 848 million (US$ 11.4 million), compared to an income tax benefit of INR 150 million in the quarter ended December 31, 2020. During the period the company has recognized a deferred tax expense (net) on account of movement in the carrying amount of certain assets and liabilities and their tax base and commissioning of new projects and revenue from customers.

Net Loss

Net loss for the quarter ended December 31, 2021, was INR 610 million (US$ 8.2 million), decreased by INR 478 million (US$ 6.4 million) compared to a net loss of INR 1,088 million for the quarter ended December 31, 2020. The decrease in loss during the current quarter was on account of additional revenue from customers and reversal of stock appreciation rights (SARs) expense partially offset by increase in interest, tax expense and related expenses during the current quarter.

Cash Flow and Working Capital

Cash flow from operating activities for the quarter and nine months ended December 31, 2021, was INR 1,533 million (US$ 20.5 million) and INR 3,387 million (US$ 45.2 million), compared to INR 435 million and INR 2,866 million, for the prior comparable period. The cash flow from operating activities during current quarter and nine months was higher on account of increase in net operating profits and lower interest pay-outs.

During, the quarter ended December 31, 2021, working capital outflow was INR 181 million (US$ 2.5 million), compared to working capital outflow INR 766 million, for the quarter ended December 31, 2020, primarily on account of better collections and lower interest payments due to the refinancing of 5.5% Solar Green bonds. During the nine months ended December 31, 2021, the working capital outflow was INR 1,669 million (US$ 22.5 million), compared to INR 1,632 million, for the nine months ended December 31, 2020, primarily on account of higher revenue and higher pay-outs partially offset by lower interest payment due to the refinancing of 5.5% Solar Green bonds.

Our days receivables (excluding Rooftop portfolio) were 113 days as of December 31, 2021, as compared to 116 days as of March 31, 2021.

Cash used in investing activities for the quarter ended December 31, 2021, was INR 10,855 million (US$ 146.8 million), compared to INR 5,689 million for the corresponding quarter in 2020, primarily due to higher capital expenditures for new solar projects by INR 5,232 million (US$ 70.3 million). Cash used in investing activities for the nine months ended December 31, 2021, was INR 22,816 million (US$ 307.0 million), compared to outflow of INR 12,863 million for the corresponding period in 2020, primarily due to higher capital expenditures for new solar projects by INR 10,159 million (US$ 136.6 million).

Cash flow from financing activities for the quarter ended December 31, 2021, was INR 3,756 million (US$ 50.7 million), compared to INR 4,974 million in corresponding period in 2020, primarily due to net higher repayments of debt during current quarter. Cash flow from financing activities for the nine months ended December 31, 2021, was INR 17,092 million (US$ 229.7 million), compared to INR 8,330 million in corresponding period in 2020, primarily due to higher net proceeds of debt, net of refinancing of Solar Green Bonds taken during current period.

Liquidity Position

As of December 31, 2021, we had INR 8,575 million (US$ 115.3 million) of cash, cash equivalents. In addition, we had INR 4,812 million (US$ 64.7 million) of short-term restricted cash as of December 31, 2021, that we expect to be utilised primarily for capital expenditures over the next twelve months. We had undrawn project debt commitments excluding Rooftop portfolio of INR 11,748 million (US$ 157.9 million) as of December 31, 2021.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP metric, please refer to the reconciliation of Net (loss)/ Profit to Adjusted EBITDA in this document.

Adjusted EBITDA was INR 3,935 million (US$ 52.9 million) for the quarter ended December 31, 2021, compared to INR 1,563 million for the quarter ended December 31, 2020. The increase was primarily due to projects which were commissioned after the quarter ended December 31, 2020, incremental revenue from customers and reversal of stock appreciation rights (SARs) expense. The EBITDA includes INR 73 million (US$ 1.0 million) related to Rooftop portfolio of 153 MWs (AC), for which Company has entered into an agreement to sell during April 2021.

Cash Flow to Equity (CFe) from Operating Assets

CFe is a non-GAAP metric, please refer to the reconciliation of total CFe to GAAP Cash from Operating Activities in this document.

Cash Flow to Equity from Operating Assets was INR 1,941 million (US$ 26.1 million) for the quarter ended December 31, 2021, an increase of 58% compared to INR 1,231 million for the quarter ended December 31, 2020. The increase was primarily due to projects which were commissioned after the quarter ended December 31, 2020 and incremental revenue from customers.

COVID-19 Update

We are monitoring the COVID-19 situation and taking active steps wherever possible to protect our employees and mitigate impact on the business. We are engaging with our off-takers for extensions to scheduled commissioning on certain renewable energy projects, in reference to relaxation granted by Ministry of New & Renewable Energy (MNRE) in current year, amid disruption due to first and second wave of COVID-19, through mechanisms defined by the Ministry.

Other updates

During the quarter, the Company’s Board of Directors approved a Rights offering to raise up to US$249,938,599. Pursuant to the Rights offering, each shareholder of the Company was entitled to receive one non-transferable subscription right for each equity share (par value $0.000625 per share), as of the record date. Subsequent to the quarter end, when the subscription period ended on January 24, 2022, 78.4% of the rights had been exercised and, accordingly, 12,404,282 newly issued equity shares of the Company were subscribed. The remaining 3,424,635 unsubscribed shares were purchased at the Rights offering subscription price by CDPQ Infrastructures Asia Pte Ltd. ("CDPQ") and OMERS Infrastructure Asia Holdings Pte. Ltd. ("OMERS") under the Backstop Commitment Agreement with the Company. As per the agreement, CDPQ purchased 2,054,781 of the unsubscribed equity shares and OMERS purchased 1,369,854 of the unsubscribed equity shares. Accordingly, the Company raised an aggregate of US$249,938,599 in gross proceeds from the Rights offering and under the Backstop Commitment Agreement.

During the current fiscal year, the Hon’ble Supreme Court of India (SCI) passed an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican. The SCI directed the transmission operators in the states of Rajasthan and Gujarat to convert overhead power lines to underground lines and in the interim to install bird diverters on the overhead lines. In the order, the SCI also required the formation of a committee for evaluating the feasibility of conversion of overhead lines to underground, wherever considered feasible by committee, the conversion of overhead lines to underground is to take place within a period of one year. The order included the pass-through of the cost of conversion incurred to the ultimate consumer, subject to approval of the Competent Regulatory Authority. The Union of India (Ministry of Power, New and Renewable Energy and Environment, Forest and Climate Change) has submitted a modification application seeking allowance for laying of over-head cables outside priority areas as well as inside priority areas if the cables are of high/extra high voltage of 66KV or above. The application further recommended that even for lines of 33 kV and below, if there are constraints on availability of land and safety concerns, this should be referred to the committee formed by recommendation of the SCI, which could assess the feasibility of the undergrounding. Management believes that any costs incurred to comply with the SCI order are likely to be substantially or wholly recoverable by the Company under the provisions of pass-through of costs under provisions of change in law and/or force majeure of their respective PPAs.

Subsequent to the quarter end, in February 2022, sale and transfer of 7 Rooftop subsidiaries (comprising of 64 MWs out of total 153 MWs) to Radiance has been concluded. Sale of the remaining 7 Rooftop subsidiaries (comprising of remaining 89 MWs out of total 153 MWs) is expected by March 31, 2022, once approvals from off-takers and lenders are received. Pending the closure as of quarter end, these Rooftop subsidiaries have been consolidated in the Company. The Company has received waivers from lenders (IFC Consortium) in the Rooftop subsidiaries, related to certain financial covenants, up to September 30, 2022.

The Company had two outstanding disputes with its erstwhile Chief Executive Officer, Mr. Inderpreet Singh Wadhwa. In the quarter ended December 31, 2021, the Company received an unfavorable Award from the Mumbai Centre for International Arbitration in relation to Mr Wadhwa’s transition from the Company, and subsequently made payments as required in the Award, without prejudice to its rights. Subsequent to the quarter end, the Company received a favorable Award from Singapore International Arbitration Centre in relation to the purchase price of shares, held by Mr. Inderpreet Singh Wadhwa and Mr. H. S. Wadhwa (erstwhile Chief Operating Officer), in Azure Power India Private Limited.

Guidance for Fourth Quarter Fiscal Year 2022 and for Fiscal Year 2023

The following statements are based on our current expectations. These statements are forward-looking and actual results may differ materially.

For the fiscal year ending March 31, 2022, we expect MWs operational to be between 2,855 – 2,955, excluding the rooftop portfolio, for which we have entered into an agreement to sell during the current period. For fiscal year ending March 31, 2022, we expect revenues will be marginally above the lower end of the previously provided annual guidance range. For the fourth quarter of fiscal year 2022, we expect revenues of between INR 5,100– INR 5,200 million (or US$ 68 – US$ 70 million at the December 31, 2021, exchange rate of INR 74.39 to US$ 1.00) and a PLF of between 22.5% and 23.5%.

For the fiscal year ending March 31, 2023, we expect revenues of between INR 22,000 – INR 23,000 million (or US$ 295.7 – US$ 309.2 million at the December 31, 2021, exchange rate of INR 74.39 to US$ 1.00). As of the date of this announcement, we do not expect that we will be able to commission additional MWs (in AC terms) during the fiscal year ending March 31, 2023.

Webcast and Conference Call Information

We will hold our quarterly conference call to discuss earnings results on February 28, 2022, at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialing +1-866-746-2133 (in the U.S.) and +91-22-6280-1444 (outside the U.S.) and reference the Azure Power Fiscal Third Quarter 2022 Earnings Conference Call.

Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, an archived podcast will be available approximately two hours after the conclusion of the call at http://investors.azurepower.com/events-and-presentations.

Exchange Rates

This press release contains translations of certain Indian rupee (“INR”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of INR into US$ has been made at INR 74.39 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2021. We make no representation that the INR or US$ amounts referred to in this press release could have been converted into US$ or INR, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

We,” “us,” the “Group,” “Azure” or “our” refers to Azure Power Global Limited, a company organized under the laws of Mauritius, together with its subsidiaries (including Azure Power Rooftop Private Limited (“AZR”), and Azure Power India Private Limited, or AZI, its predecessor and current subsidiaries).

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding our future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause our results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a relatively new public company; its ability to attract and retain its relationships with third parties, including its solar partners; our ability to meet the covenants in its debt facilities; meteorological conditions; issues related to the COVID-19 pandemic; supply disruptions; solar power curtailments by state electricity authorities and such other risks identified in the registration statements and reports that our Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or has received the LOA. There is no assurance that we will be able to sign a PPA even though we have a letter of award. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we assume no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. We present Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as loss (income) plus (a) income tax expense/(benefit), (b) interest expense, net, (c) depreciation and amortization (d) loss/ (gain) on foreign currency exchange, net, (e) Other expenses/ (income) and (f) Impairment loss. We believe Adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on our capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation, amortization and impairment are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For more information, please see the Reconciliations of Net loss to Adjusted EBITDA in this document.

Cash Flow to Equity (CFe)

Cash Flows to Equity is a non-GAAP financial measure. We present CFe as a supplemental measure of our performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of CFe should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We believe GAAP metrics, such as net income (loss) and cash from operating activities, do not provide the same level of visibility into the performance and prospects of our operating business as a result of the long-term capital-intensive nature of our businesses, non-cash depreciation and amortization, cash used for debt servicing as well as investments and costs related to the growth of our business.

Our business owns high-value, long-lived assets capable of generating substantial Cash Flows to Equity over time. We define CFe as profit/ (loss) before tax (the most comparable GAAP metric), adjusted for net cash provided for/ used in operating activities, other than changes in operating assets and liabilities, income and deferred taxes and amortization of hedging costs; less: cash paid for income taxes, debt amortization, maintenance capital expenditure and prepaid lease payments and employee benefits.

We believe that changes in operating assets and liabilities is cyclical for cash flow generation of our assets, due to a high growth environment. Furthermore, to reflect the actual cash outflows for income tax, we deduct income and deferred taxes computed under US GAAP presented in our consolidated financial statements and instead include the actual cash tax outflow during the period, are considered as part of tax expense.

We believe that external consumers of our financial statements, including investors and research analysts, use CFe both to assess Company’s performance and as an indicator of its success in generating an attractive risk-adjusted total return, assess the value of the business and the platform. This has been a widely used metric by analysts to value our business, and hence we believe this will better help potential investors in analysing the cash generation from our operating assets.

We have disclosed CFe for our operational assets on a consolidated basis, which is not our cash from operations on a consolidated basis. We believe CFe supplements GAAP results to provide a more complete understanding of the financial and operating performance of our businesses than would not otherwise be achieved using GAAP results alone. CFe should be used as a supplemental measure and not in lieu of our financial results reported under GAAP.

We have also bifurcated the CFe into “Operational Assets” and “Others”, as defined below, so that users of our financial statements are able to understand the Cash generation from our operational assets.

We define our “Operational Assets”, as the projects which had commenced operations on or before December 31, 2021. The operational assets represent the MWs operating as on the date.

We define “Others” as (i) the project SPV’s which are under construction, or under development, (ii) “corporate” which includes our three Mauritius entities, (iii)other projects not covered under operational assets, (iv) a company incorporated in the United States and (v) other entities under the group which are newly incorporated.

We define “debt amortisation” as the current portion of long-term debt which has been repaid during the period as part of debt repayment obligations, excluding the debt which has been repaid, extinguished or refinanced. It does not include the amortisation of debt financing costs, and interest and hedge payments during the period.

Other items from the Statement of Cash Flows include most of the items that reconcile “Net (loss) gain” and “Changes in operating assets and liabilities” from the Statement of Cash Flows, other than deferred taxes, non-cash employee benefit and amortization of hedging costs.

Investor Relation Contacts:

For investor enquiries, please contact Vikas Bansal at ir@azurepower.com. For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in millions, except share and par value data)

	As of March 31,	As of December 31,
	2021	2021	2021
	(INR)	(INR)	(US$)
	Audited	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	11,107	8,575	115.3
Restricted cash	4,881	4,812	64.7
Accounts receivable, net	4,887	5,482	73.7
Prepaid expenses and other current assets	2,190	1,993	26.9
Assets classified as held for sale	3,301	3,568	48.0
Total current assets	26,366	24,430	328.6
Restricted cash	170	433	5.8
Property, plant and equipment, net	108,847	132,073	1,775.3
Software, net	29	15	0.2
Deferred income taxes	1,748	2,018	27.1
Right-of-use assets	4,214	4,194	56.4
Other assets	7,084	2,937	39.4
Investments in held to maturity securities	7	6	0.1
Total assets	148,465	166,106	2,232.9
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	8,943	20,457	275.0
Accounts payable	4,294	7,021	94.4
Current portion of long-term debt	4,658	7,113	95.6
Income taxes payable	46	535	7.2
Interest payable	1,530	715	9.6
Deferred revenue	110	109	1.5
Lease liabilities	283	291	3.9
Other liabilities	1,927	1,647	22.4
Liabilities directly associated with assets classified as held for sale	2,272	2,141	28.8
Total current liabilities	24,063	40,029	538.4
Non-current liabilities:
Long-term debt	89,922	92,123	1,238.4
Deferred revenue	2,353	2,329	31.3
Deferred income taxes	2,046	1,922	25.8
Asset retirement obligations	811	980	13.2
Leases liabilities	3,359	3,421	46.0
Other liabilities	1,459	1,526	20.2
Total liabilities	124,013	142,330	1,913.3
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 48,195,962 and 48,332,573 shares issued and outstanding as of March 31, 2021, and December 31, 2021, respectively	2	2	0.0
Additional paid-in capital	38,004	38,199	513.5
Accumulated deficit	(12,786)	(13,001)	(174.8)
Accumulated other comprehensive loss	(972)	(1,630)	(21.9)
Total APGL shareholders’ equity	24,248	23,570	316.8
Non-controlling interest	204	206	2.8
Total shareholders’ equity	24,452	23,776	319.6
Total liabilities and shareholders’ equity	148,465	166,106	2,232.9

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in millions, except share and per share data)

	Three months ended December 31,			Nine months ended December 31,
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Operating revenues:
Revenue from customers(1)	3,521	4,480	60.2	10,965	13,306	178.9
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	306	388	5.2	878	1,088	14.6
General and administrative	1,652	157	2.1	2,899	930	12.5
Depreciation and amortization	796	935	12.6	2,324	2,614	35.1
Impairment loss	-	151	2.0	-	191	2.6
Total operating costs and expenses:	2,754	1,631	21.9	6,101	4,823	64.8
Operating income	767	2,849	38.3	4,864	8,483	114.1
Other expense, net:
Interest expense, net	1,996	2,623	35.2	6,182	7,289	98.0
Other expenses/(income), net	9	14	0.2	18	16	0.2
Loss (gain) on foreign currency exchange, net	—	(26)	(0.3)	4	(134)	(1.7)
Total other expenses, net	2,005	2,611	35.1	6,204	7,171	96.5
Profit/ (loss) before income tax	(1,238)	238	3.2	(1,340)	1,312	17.6
Income tax (expense)/benefit	150	(848)	(11.4)	(70)	(1,525)	(20.5)
Net loss	(1,088)	(610)	(8.2)	(1,410)	(213)	(2.9)
Less: Net (loss) / profit attributable to non-controlling interest	(4)	(17)	(0.2)	1	2	0.0
Net (loss) / profit attributable to APGL equity Shareholders	(1,084)	(593)	(8.0)	(1,411)	(215)	(2.9)
Net (loss) / profit per share attributable to APGL equity Shareholders:
Basic	(22.54)	(12.29)	(0.17)	(29.45)	(4.46)	(0.06)
Diluted	(22.54)	(12.29)	(0.17)	(29.45)	(4.46)	(0.06)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic	48,097,469	48,251,939	48,251,939	47,911,357	48,219,596	48,219,596
Equity shares: Diluted	48,097,469	48,251,939	48,251,939	47,911,357	48,219,596	48,219,596

(1) Revenue from customers is in accordance with ASC 606, includes sale of power, other revenue items related to generation from solar power.

AZURE POWER GLOBAL LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in millions)

	Three months ended December 31,			Nine months ended December 31,
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Cash flow from operating activities:
Net loss	(1,088)	(610)	(8.2)	(1,410)	(213)	(2.9)
Adjustments to reconcile gain/(loss) to net cash from/ (used in) operating activities:
Deferred income taxes	(485)	226	3.0	(383)	402	5.4
Depreciation and amortization	796	935	12.6	2,324	2,614	35.1
Impairment loss	-	151	2.0	-	191	2.6
Adjustments to derivative instruments	481	410	5.5	1,454	1,178	15.8
Loss on disposal of property plant and equipment	4	7	0.1	12	17	0.2
Share based compensation	1,330	(177)	(2.4)	1,924	(296)	(4.0)
Amortization of debt financing costs	82	123	1.7	268	551	7.4
Employee benefits	10	(1)	(0.0)	43	(13)	(0.2)
ARO accretion	11	14	0.2	31	40	0.5
Non- cash rent expense	103	70	0.9	129	122	1.6
Allowance for doubtful accounts	14	(29)	(0.4)	51	(5)	(0.1)
Loan Prepayment charges	23	623	8.4	257	623	8.4
Foreign exchange loss /(gain), net	-	(26)	(0.3)	4	(134)	(1.8)
Change in operating lease right-of-use assets	(275)	(272)	(3.7)	(203)	(316)	(4.3)
Change in operating lease liabilities	195	270	3.6	(3)	295	4.0
Changes in operating assets and liabilities:
Accounts receivable, net	(119)	227	3.1	(129)	(656)	(8.8)
Prepaid expenses and other current assets	14	(423)	(5.7)	(200)	(158)	(2.1)
Other assets	100	(85)	(1.1)	(38)	55	0.7
Accounts payable	(26)	160	2.2	(147)	(668)	(9.0)
Interest payable	(826)	(138)	(2.0)	(1,112)	(800)	(10.8)
Deferred revenue	10	(6)	(0.1)	(3)	(25)	(0.3)
Other liabilities	81	84	1.1	(3)	583	7.8
Net cash flows from operating activities	435	1,533	20.5	2,866	3,387	45.2
Cash flow from investing activities
Purchase of property plant and equipment	(5,689)	(10,921)	(146.9)	(12,856)	(23,015)	(309.7)
Purchase of software	-	6	0.1	(7)	14	0.2
Sale of available for sale investments	-	-	-	-	1	0.0
Disposal of subsidiary	-	60	0.8	-	184	2.5
Net cash flows used in investing activities	(5,689)	(10,855)	(146.0)	(12,863)	(22,816)	(307.0)
Cash flows from financing activities
Proceeds net from issuance of 3.575% Solar Green bonds	-	(229)	(3.1)	-	30,285	407.1
Proceeds from equity shares	118	95	1.3	389	118	1.6
Repayments of term and other debt	(1,539)	(14,391)	(193.2)	(7,243)	(19,240)	(258.7)
Repayment of Green bonds	-	-	-	-	(37,069)	(498.3)
Loan prepayment charges	(23)	(623)	(8.4)	(257)	(623)	(8.4)
Proceeds from term and other debt	6,418	18,904	254.1	15,441	43,621	586.4
Net cash provided by financing activities	4,974	3,756	50.7	8,330	17,092	229.7
Effect of exchange rate changes on cash and cash equivalents and restricted cash	65	-	-	(18)	7	0.4
Net increase/ (decrease) in cash and cash equivalents and restricted cash	(280)	(5,566)	(74.8)	(1,667)	(2,337)	(31.7)
Cash and cash equivalents and restricted cash at the beginning of the period	14,047	19,388	260.6	15,517	16,149	217.1
Add: Cash and cash equivalents and restricted cash, held for sale at the beginning of the year	-	-	-	-	9	0.1
Less: Cash and cash equivalents and restricted cash, held for sale at the end of the period	-	(2)	0.0	-	(8)	(0.1)
Cash and cash equivalents and restricted cash at the end of the period	13,832	13,820	185.8	13,832	13,820	185.8

AZURE POWER GLOBAL LIMITED

Unaudited NON-GAAP metrices

(INR and US$ amounts in millions)

CASH FLOWS TO EQUITY (CFe)

	For the three months ended December 31, 2020				For the three months ended December 31, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	3,521		-	3,521	4,480		-	4,480	60.2
Cost of operations	306		-	306	388		-	388	5.2
General and administrative	1,652		1,536	116	157		3	154	2.1
Depreciation and amortization	796		10	786	935		7	928	12.5
Impairment loss	-		-	-	151		-	151	2.0
Operating income/(loss)	767		(1,546)	2,313	2,849		(10)	2,859	38.4
Interest expense, net	1,996		217	1,779	2,623		152	2,471	33.2
Other expense, net	9		-	9	14		14	—	-
Loss/(gain) on foreign currency exchange, net	-		3	(3)	(26)		15	(41)	(0.6)
Profit/(Loss) before income tax	(1,238)		(1,766)	528	238		(191)	429	5.8
Add: Depreciation and amortization	796		10	786	935		7	928	12.5
Add: Impairment loss	-		-	-	151		-	151	2.0
Add: Loss/(gain) on foreign currency exchange, net	-		3	(3)	(26)		15	(41)	(0.6)
Add: Amortization of debt financing costs	82		22	60	123		29	94	1.3
Add: Other items from Statement of Cash Flows(1)	1,495		1,357	138	507		(178)	685	9.2
Less: Cash paid for income taxes	(173)		(44)	(129)	(137)		(106)	(31)	(0.4)
Less: Debt amortization(2)	(149)		-	(149)	(274)		-	(274)	(3.7)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	813	(4)	(418)	1,231	1,517	(4)	(424)	1,941	26.1

	For the nine months ended December 31, 2020				For the nine months ended December 31, 2021
	Unaudited				Unaudited
	Total		Other	Operating	Total		Other	Operating	Operating
	INR		INR	INR	INR		INR	INR	US$
Revenue from customers	10,965		-	10,965	13,306		-	13,306	178.9
Cost of operations	878		-	878	1,088		-	1,088	14.6
General and administrative	2,899		2,458	441	930		434	496	6.7
Depreciation and amortization	2,324		29	2,295	2,614		21	2,593	34.9
Impairment loss	-		-	-	191		-	191	2.6
Operating income/(loss)	4,864		(2,487)	7,351	8,483		(455)	8,938	120.1
Interest expense, net	6,182		603	5,579	7,289		997	6,292	84.6
Other expense, net	18		-	18	16		16	-	-
Loss/(gain) on foreign currency exchange, net	4		-	4	(134)		18	(152)	(2.0)
Profit/(Loss) before income tax	(1,340)		(3,090)	1,750	1,312		(1,486)	2,798	37.5
Add: Depreciation and amortization	2,324		29	2,295	2,614		21	2,593	34.9
Add: Impairment loss	-		-	-	191		-	191	2.6
Add: Loss/(gain) on foreign currency exchange, net	4		-	4	(134)		18	(152)	(2.0)
Add: Amortization of debt financing costs	268		43	225	551		141	410	5.5
Add: Other items from Statement of Cash Flows(1)	2,447		1,962	485	488		(325)	813	10.9
Less: Cash paid for income taxes	(447)		(131)	(316)	(508)		(410)	(98)	(1.3)
Less: Debt amortization(2)	(514)		-	(514)	(1,364)		-	(1,364)	(18.3)
Less: Maintenance capital expenditure(3)	-		-	-	-		-	-	-
CFe	2,742	(4)	(1,187)	3,929	3,150	(4)	(2,041)	5,191	69.8

(1)

Other items from the Statement of Cash Flows. For the quarter ended December 31, 2020 and December 31, 2021 respectively, Other items include: loss on disposal of property plant and equipment of INR 4 million and INR 7 million (US$ 0.1 million), share based compensation of INR 1,330 million and reversal of INR 177 million (US$ 2.4 million), non-cash rent expense of INR 103 million and INR 70 million (US$ 0.9 million), allowance for doubtful debts of INR 14 million and reversal of INR 29 million (US$ 0.4 million), employee benefit expense of INR 10 million and reversal of INR 1 million (US$ 0.0 million), loan repayment charges of INR 23 million and INR 623 million (US$ 8.4 million) and ARO accretion of INR 11 million and INR 14 million (US$ 0.2 million).

For the nine months ended December 31, 2020 and December 31, 2021 respectively, Other items include: loss on disposal of property plant and equipment of INR 12 million and INR 17 million (US$ 0.2 million), share based compensation of INR 1,924 million and reversal of INR 296 million (US$ 4.0 million), non-cash rent expense of INR 129 million and INR 122 million (US$ 1.6 million), allowance for doubtful debts of INR 51 million and reversal of INR 5 million (US$ 0.1 million), employee benefit expense of INR 43 million and reversal of INR 13 million (US$ 0.2 million), loan repayment charges of INR 257 million and INR 623 million (US$ 8.4 million) and ARO accretion of INR 31 million and INR 40 million (US$ 0.5 million).

(2)

Debt Amortization: Repayments of term and other loans during the quarter ended December 31, 2021, was INR 14,392 million (US$ 193.5 million) (refer to the Statement of Cash Flows) which includes INR 14,118 million (US$ 189.8 million) related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 274 million (US$ 3.7 million). Repayments of term and other loans during the quarter ended December 31, 2020, was INR 1,539 million (refer to the Statement of Cash Flows) which includes INR 1,390 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 149 million.

Repayments of term and other loans during the nine months ended December 31, 2021, was INR 56,310 million (US$ 757.0 million) (refer to the Statement of Cash Flows) which includes INR 55,946 million (US$ 738.6 million) related to refinancing of loans, extinguishment, repayment of debt and payments for hedge and have been excluded to determine debt amortization of INR 1,364 million (US$ 18.3 million). Repayments of term and other loans during the nine months ended December 31, 2020, was INR 7,243 million (refer to the Statement of Cash Flows) which includes INR 6,729 million related to refinancing of loans or early repayment of debt before maturity and have been excluded to determine debt amortization of INR 514 million. Further, the amount for nine months does not include repayment of Borrowings amounting to INR 295 million (US$ 4.0 million) relating to Capital expenditure relating to re-powering of certain existing projects. The Repayment term of these loan was 3 years. The amount for nine months includes INR 782 million (US$ 10.5 million) relating to refinancing of buyer's credit.

(3)	Classification of Maintenance capital expenditures and Growth capital expenditures

     All our capital expenditures are considered Growth Capital Expenditures. In broad terms, we expense all expenditures in the current period that would primarily maintain our businesses at current levels of operations, capability, profitability or cash flow in operations and maintenance and therefore there are no Maintenance capital expenditures. Growth capital expenditures primarily provide new or enhanced levels of operations, capability, profitability or cash flows.

(4)	Reconciliation of total CFe to GAAP Cash from Operating Activities:

	For the three months ended December 31, 2020	For the three months ended December 31, 2021	For the nine months ended December 31, 2020	For the nine months ended December 31, 2021
	Unaudited	Unaudited	Unaudited	Unaudited
CFe (Non-GAAP)	813	1,517	2,742	3,150
Items included in GAAP Cash from Operating Activities but not considered in CFe
Change in operating assets and liabilities as per statement of cash flows	(766)	(181)	(1,632)	(1,669)
Current income taxes	(335)	(622)	(453)	(1,123)
Prepaid lease payments and employee benefits	(80)	(2)	(206)	(21)
Amortization of hedging costs	481	410	1,454	1,178
Items included in CFe but not considered in GAAP Cash Flow from Operating Activities:
Debt amortization	149	274	514	1,364
Cash taxes paid	173	137	447	508
Cash from Operating Activities (GAAP)	435	1,533	2,866	3,387

Reconciliation of Net (Loss)/Profit to Adjusted EBITDA for the periods indicated:

	Unaudited			Unaudited
	Three months ended December 31,			Nine months ended December 31,
	2020	2021	2021	2020	2021	2021
	INR	INR	US$	INR	INR	US$
Net Loss	(1,088)	(610)	(8.2)	(1,410)	(213)	(2.9)
Income tax (benefit)/expense	(150)	848	11.4	70	1,525	20.5
Interest expense, net	1,996	2,623	35.2	6,182	7,289	98.0
Depreciation and amortization	796	935	12.6	2,324	2,614	35.1
Loss/ (gain) on foreign currency exchange, net	-	(26)	(0.3)	4	(134)	(1.7)
Other expenses/(income), net	9	14	0.2	18	16	0.2
Impairment loss	-	151	2.0	-	191	2.6
Adjusted EBITDA	1,563	3,935	52.9	7,188	11,288	151.8

Statement of beneficial ownership:

Name	Number of shares beneficially owned	(%)
Directors and Officers:
Alan Rosling	-	-
Cyril Sebastien Dominique Cabanes (Director)	-	-
Yung Oy Pin (Jane) Lun Leung (Director)	-	-
Deepak Malhotra (Director)	-	-
Arno Harris (Director)	14,895	0.03%
Muhammad Khalid Peyrye (Director)	-	-
Supriya Prakash Sen (Director)	-	-
M S Unnikrishnan (Director)	-
Ranjit Gupta (CEO & Director)	-	(1)
Murali Subramanian (COO)	-	(1)
Pawan Kumar Agrawal (CFO)	30,569	0.06%
Kapil Kumar	3,000	0.01%
Gaurang Sethi	3,183	0.01%
Samitla Subba	2,636	0.01%
Akriti Gandotra	3,000	0.01%
Kuldeep Jain	5,000	0.01%
Sarvesh K Singh	3,000	0.01%

(1) As of December 31, 2021, the Company has issued 1,875,000 Stock Appreciation Rights “(SAR’s”) to Mr Ranjit Gupta (CEO) and Mr Murali Subramanian (COO).

.